InterOil Corporation Management Discussion and Analysis For the quarter and six months ended June 30, 2012 (Unaudited) August 13, 2012

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
OIL AND GAS DISCLOSURES	3
INTRODUCTION	4
BUSINESS STRATEGY	4
OPERATIONAL HIGHLIGHTS	5
SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS	7
QUARTER AND SIX MONTH PERIOD IN REVIEW	13
LIQUIDITY AND CAPITAL RESOURCES	20
RISK FACTORS	29
CRITICAL ACCOUNTING ESTIMATES	29
NEW ACCOUNTING STANDARDS	29
NON-GAAP MEASURES AND RECONCILIATION	30
PUBLIC SECURITIES FILINGS	31
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	32
GLOSSARY OF TERMS	32

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2011, our annual information form (the “2011 Annual Information Form”) for the year ended December 31, 2011 and our unaudited condensed consolidated interim financial statements and accompanying notes for the quarter and six months ended June 30, 2012. The MD&A was prepared by management and provides a review of our performance in the quarter and six months ended June 30, 2012, and of our financial condition and future prospects.

Our financial statements and the financial information contained in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of financial statements and are presented in United States dollars (“USD”) unless otherwise specified.

References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation or InterOil Corporation and its subsidiaries as the context requires. Information presented in this MD&A is as at June 30, 2012 and for the quarter and six months ended June 30, 2012, unless otherwise specified. A listing of specific defined terms can be found in the “Glossary of Terms” section of this document.

Management Discussion and Analysis INTEROIL CORPORATION 1

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements.

Forward-looking statements include, without limitation, our business strategies and plans; plans for our exploration (including drilling plans) and other business activities and results therefrom; characteristics of our properties; entering into definitive agreements with joint venture partners; timing and success of securing an LNG operator for the LNG project, the ability to sell interests in the Elk and Antelope fields and other prospecting licenses, the construction of proposed liquefaction facilities and condensate stripping facilities in Papua New Guinea; the development of such liquefaction and condensate stripping facilities; the timing and cost of such development; the commercialization and monetization of any resources; whether sufficient resources will be established; the likelihood of successful exploration for gas and gas condensate or other hydrocarbons; cash flows from operations; sources of capital and its sufficiency (including initiatives to securing new long-term facilities); operating costs; contingent liabilities; environmental matters; and plans and objectives for future operations; the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may affect the matters addressed in these forward-looking statements, including but not limited to:

•	our ability to finance the development of liquefaction and condensate stripping facilities;
•	our ability to negotiate definitive agreements following conditional agreements or heads of agreement relating to the development of liquefaction and condensate stripping facilities, or to otherwise negotiate and secure arrangements with other entities for such development and the associated financing thereof;
•	the uncertainty associated with the availability, terms and deployment of capital;
•	our ability to construct and commission our liquefaction and condensate stripping facilities together with the construction of the common facilities and pipelines, on time and within budget;
•	our ability to obtain and maintain necessary permits, concessions, licenses and approvals from relevant PNG government authorities to develop our gas and condensate resources and to develop liquefaction and condensate stripping facilities within reasonable time periods and upon reasonable terms;
•	the inherent uncertainty of oil and gas exploration activities;
•	the availability of crude feedstock at economic rates;
•	opening and development of additional retail sites;
•	compliance with regulatory requirements;
•	the uncertainty associated with the regulated prices at which our products may be sold;
•	difficulties with the recruitment and retention of qualified personnel;
•	losses from our hedging activities;
•	fluctuations in currency exchange rates;
•	political, legal and economic risks in Papua New Guinea;
•	landowner claims and disruption;
•	compliance with and changes in Papua New Guinean laws and regulations, including environmental laws;
•	the inability of our refinery to operate at full capacity;
•	the impact of competition;
•	the adverse effects from importation of competing products contrary to our legal rights;
•	the margins for our products and adverse effects on the value of our refinery;
•	inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;
•	exposure to certain uninsured risks stemming from our operations;
•	contractual defaults;
•	interest rate risk;

Management Discussion and Analysis INTEROIL CORPORATION 2

•	weather conditions and unforeseen operating hazards;
•	general economic conditions, including any further economic downturn, the availability of credit, the European sovereign debt credit crisis and the downgrading of United States government debt;
•	the impact of our current debt on our ability to obtain further financing;
•	risk of legal action against us; and
•	law enforcement difficulties.

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to attract joint venture partners, future hydrocarbon commodity prices, the ability to secure adequate capital funding, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the effects from increasing competition, the ability to obtain financing on acceptable terms, the terms of agreements with third parties and the ability to develop reserves and production through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements will eventuate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our 2011 Annual Information Form.

Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we will not update publicly or to revise any of this forward-looking information. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

OIL AND GAS DISCLOSURES

We are required to comply with Canadian Securities Administrators’ National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities (“NI 51-101”), which prescribes disclosure of oil and gas reserves and resources. GLJ Petroleum Consultants Ltd., an independent qualified reserve evaluator based in Calgary, Canada, has evaluated our resources data as at December 31, 2011 in accordance with NI 51-101, which evaluation is summarized in our 2011 Annual Information Form available at www.sedar.com. We do not have any production or reserves, including proved reserves, as defined under NI 51-101 or as per the guidelines set by the United States Securities and Exchange Commission (“SEC”), as at June 30, 2012.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, possible and probable reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We include in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC.

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six thousand cubic feet of natural gas to one barrel of crude equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation. A barrel of oil equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Management Discussion and Analysis INTEROIL CORPORATION 3

INTRODUCTION

We are developing a fully integrated energy company operating in Papua New Guinea and the surrounding Southwest Pacific region. Our operations are organized into four major segments:

Segments	Operations

Upstream	Exploration and Production – Explores, appraises and develops crude oil and natural gas structures in Papua New Guinea. Currently developing infrastructure for the Elk and Antelope fields which includes wells, gas gathering pipelines, condensate stripping facilities and pipelines to deliver gas to the Midstream Liquefaction segment and condensate to the Midstream Refining segment. This segment is also currently conducting appraisal drilling of the Triceratops field and manages our construction business which services our development projects underway in Papua New Guinea.

Midstream

Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for export.

Liquefaction – Developing liquefaction and associated facilities in Papua New Guinea for the export of LNG (“the LNG Project”).

Downstream	Wholesale and Retail Distribution – Markets and distributes refined products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate	Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. General and administrative and integrated costs are recovered from business segments on an equitable basis. This segment also manages our shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region. Our Corporate segment results also include consolidation adjustments.

BUSINESS STRATEGY

Our strategy is to develop a vertically integrated energy company in Papua New Guinea and the surrounding region, focusing on niche market opportunities which provide financial rewards for our shareholders, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which we operate. A significant current element of that strategy is to develop gas liquefaction and condensate stripping facilities in Papua New Guinea and to establish gas and gas condensate reserves.

We plan to achieve this strategy by:

•	Developing our position as a prudent and responsible business operator;
•	Enhancing our existing refining and distribution businesses;
•	Monetizing our discovered resources;
•	Maximizing the value of our exploration assets; and
•	Positioning for long term success.

Further details of our business strategy can be found under the heading “Business Strategy” in our 2011 Annual Information Form available at www.sedar.com.

Management Discussion and Analysis INTEROIL CORPORATION 4

OPERATIONAL HIGHLIGHTS

Summary of operational highlights

A summary of the key operational matters and events for the quarter, for each of the segments is as follows:

Upstream

•	The Joint Venture Operating Agreement (“JVOA”) for our proposed Condensate Stripping Plant (“CSP”) with Mitsui & Co., Ltd. (“Mitsui”), and associated agreements, have been amended so that the time allowed for Final Investment Decision (“FID”) has been extended until December 31, 2012. The JVOA sets out the rights and obligations of Mitsui and InterOil to develop a CSP at our Elk and Antelope field sites in the Gulf Province of Papua New Guinea.
•	On April 30, 2012, we signed a binding Heads of Agreement (“HOA”) with Pacific Rubiales Energy Corp. (“PRE”) for PRE to be able to acquire a 10.0% net (12.9% gross) participating interest in Petroleum Prospecting License (“PPL”) 237 onshore Papua New Guinea, including the Triceratops structure and exploration acreage located within that license. The transaction contemplates staged cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment. PRE have paid the initial $20 million of the staged cash payments. Subsequent to the quarter end, on July 27, 2012, we executed the farm-in agreement with PRE relating to the Triceratops structure and the participating interest in PPL 237. Completion of the farm-in transaction remains subject to satisfaction of additional conditions within 18 months, including execution of JVOA’s with PRE, and PNG Government approval. PRE has the option to terminate the farm-in agreement at various stages of the work program, and to be reimbursed up to $96.0 million of the $116.0 million staged cash payments (but not the carried costs) out of future upstream production proceeds.
•	Pacific LNG Operations Ltd. (“PacLNG”) is participating on a 25% beneficial equity basis in the portion of the farm-in transaction relating to the Triceratops structure (2.5% net and 3.2% gross participating interest), by reducing an equivalent portion in PacLNG’s indirect participating interest in the Triceratops structure. As a result, PacLNG will receive 25% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure. Certain other indirect participating interest holders may also participate in the farm-in transaction. PacLNG will also receive a commission fee of 2.5% of cash payments made by PRE for facilitating the farm-in transaction between PRE and InterOil.
•	As part of the sell down process being continued with investment bankers led by Morgan Stanley & Company LLC, Macquarie Capital (USA) Inc. and UBS AG, we are looking to sell down a portion of our interest in the Elk and Antelope fields and other prospecting licenses, in addition to selection of an LNG operator and sell down of our interests in the PNG LNG joint venture. The transaction with PRE described above is in addition to the planned sale of an interest in the Elk and Antelope fields and related LNG equity partnering process targeted for completion during the second half of 2012.
•	On May 14, 2012, we successfully conducted the Drill Stem Test (“DST”) on the upper reservoir section in the Triceratops-2 well in Papua New Guinea which flowed gas and condensate to surface. DST#8 was conducted in the open hole interval from 4,111 feet (1,253 meters) to 4,859 (1,481 meters) and the well was opened to increasing choke settings before being closed for final buildup. As of May 14, 2012, the well flowed natural gas and condensate at a rate of 17.6 million standard cubic feet of gas per day (“MMSCFPD”) through a 48/64 inch choke with an observed condensate to gas ratio (“CGR”) at separator conditions of between 13.6 and 16.3 barrels per million standard cubic feet of gas. The corresponding wellhead pressure was recorded as 1,382 psig. This gas flow rate compares favorably with results from equivalent DST intervals at Antelope-1 and Antelope-2 which were a rate of 12.4 to 18 MMSCFPD and a rate of 11.2 to 17.4 MMSCFPD, respectively. The logs and DST pressure data indicate two stratigraphically separate carbonate reservoir intervals with separate pressure systems:
–	The upper reservoir interval contains gas and condensate which preliminary pressure data (DST#7) indicates is on the same pressure trend as the gas and condensate tested 3.5 kilometers away in the Bwata-1 well.
–	The deeper zone is separated from the upper reservoir interval by a 264 feet (80 meter) marl and argillaceous limestone interval from 4,869 feet (1,484 meters) to 5,133 feet (1,564 meters) a potential intra-formational seal. DST#2 tested the interval between 6,358 feet (1,938 meters) and 6,454 feet (1,967 meters) in this deeper section and this data indicates a separate pressure system in this interval. An independent formation evaluation indicates potential movable liquid hydrocarbons in this lower reservoir interval, and DST#2 recovered small amount of condensate in the DST string. However, the presence of hydrocarbons in the other sections of this lower reservoir interval at this stage has not been confirmed by testing. Further DST’s are continuing on the Triceratops structure.

Management Discussion and Analysis INTEROIL CORPORATION 5

•	During the quarter ended June 30, 2012, two seismic strike lines (KW08 and TU04) totaling 35km were acquired in PPL#236 to complete the Kwalaha Seismic Phase 3 AFE work program. Structural modeling and interpretation of the data is currently in progress.
•	During the quarter ended June 30, 2012, airborne gravity data was also acquired in respect of PPL#236, PPL#237 and PPL#238. Structural modeling and interpretation of the data is currently in progress.

Midstream – Refining

•	Total refinery throughput for the quarter ended June 30, 2012 was 23,900 barrels per operating day, compared with 23,496 barrels per operating day during quarter ended June 30, 2011.
•	Capacity utilization of the refinery for the quarter ended June 30, 2012, based on 36,500 barrels per day operating capacity, was 60% compared with 51% for the same quarter in 2011. During the quarters ended June 30, 2012 and 2011, our refinery was shut down for 9 days and 20 days, respectively, for general maintenance.
•	The catalytic reformer unit (“CRU”), which allows the refinery to produce reformate for gasoline, started up in early March 2012 after having been shut down for 24 months due to ongoing operating/ maintenance issues. Prior to the CRU re-commissioning, unleaded gasoline was imported to satisfy PNG domestic needs. During the quarter ended June 30, 2012, we produced gasoline which was supplemented by certain imports as the CRU was being stabilized.

Midstream – Liquefaction

•	Investment bankers led by Morgan Stanley & Company LLC, Macquarie Capital (USA) Inc. and UBS AG continued working on the bid process to seek a strategic partner to acquire an interest in the Elk and Antelope fields, the LNG project and well exploration licenses. We have received conforming and non-conforming bids for the LNG partnering and sell down of an interest in the Elk and Antelope fields that we believe would be accretive to shareholders. We are now set to engage with a shortlist of significant LNG industry participants with a view to concluding discussions and entering into an agreement. The end result of the partnering process is envisioned to fully satisfy all the terms of the 2009 LNG Project Agreement. However, discussions are ongoing and we can provide no assurances that such a transaction will be completed and conditions satisfied.
•	During the quarter ended June 30, 2012, we continued to progress the development of our LNG Project by completing front-end engineering and design (“FEED”) for our proposed field gathering system, CSP and pipeline to the proposed liquefaction facilities site on the coast. FEED on the liquefaction facilities to satisfy the terms of the 2009 LNG Project agreement is underway.

Downstream

•	Total Downstream sales volumes for the quarter ended June 30, 2012 were 188.3 million liters, an increase of 25.1 million liters, or 15.4%, over the same quarter in 2011.
•	We believe that the PNG economy remain strong with continued robust activity in the resource sector with the ExxonMobil LNG project now well advanced in its development stage. This project in conjunction with other resource sector projects has seen continued growth in demand for diesel but also for aviation fuel, resulting in increased demand in our retail businesses.
•	Our retail business sector continues to grow with the opening of a new service station in Wewak during the quarter, and the continued development of our “Truck Stop” concept and the roll out of new electronic systems for retail pumps across locations. One existing site that was previously head leased was purchased during the quarter ended June 30, 2012.

Management Discussion and Analysis INTEROIL CORPORATION 6

SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS

Consolidated Results for the Quarter and Six Months Ended June 30, 2012 compared with the Quarter and Six Months Ended June 30, 2011

Consolidated – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands, except per share data)	2012	2011	2012	2011
Sales and operating revenues	296,908	298,534	632,226	540,985
Interest revenue	29	354	203	584
Other non-allocated revenue	2,168	4,896	4,825	5,869
Total revenue	299,105	303,784	637,254	547,438
Cost of sales and operating expenses	(315,292)	(270,261)	(616,628)	(473,285)
Office and administration and other expenses	(13,065)	(8,399)	(24,677)	(26,624)
Derivative gain/(loss)	632	(588)	214	(416)
Exploration costs	(5,240)	(2,733)	(12,604)	(10,068)
Gain on Flex LNG Investment	-	4,214	-	4,214
Foreign exchange (loss)/gain	(2,635)	12,956	7,486	15,779
EBITDA (1)	(36,495)	38,973	(8,955)	57,038
Depreciation and amortization	(3,919)	(4,194)	(10,014)	(8,812)
Interest expense	(3,507)	(3,484)	(6,942)	(6,383)

(Loss)/profit before income taxes	(43,921)	31,295	(25,911)	41,843

Income tax benefit/(expense)	12,208	(7,755)	3,634	(17,605)
Net (loss)/profit	(31,713)	23,540	(22,277)	24,238
Net (loss)/profit per share (basic)	(0.66)	0.49	(0.46)	0.51
Net (loss)/profit per share (diluted)	(0.66)	0.48	(0.46)	0.50
Total assets	1,157,513	1,062,833	1,157,513	1,062,833
Total liabilities	411,616	328,558	411,616	328,558
Total long-term liabilities	141,053	130,841	141,053	130,841
Gross margin (2)	(18,384)	28,273	15,598	67,700
Cash flows used in operating activities (3)	(17,524)	(53,433)	(37,946)	(31,560)

Notes:

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.
(2)	Gross margin is a non-GAAP measure and is “sales and operating revenues” less “cost of sales and operating expenses” and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.
(3)	Refer to “Liquidity and Capital Resources – Summary of Cash Flows” for detailed cash flow analysis.

Analysis of Financial Condition Comparing Quarters and Six Months Ended June 30, 2012 and 2011

During the six months ended June 30, 2012, our debt-to-capital ratio (being debt/[shareholders’ equity + debt]) was 13% (12% as at June 30, 2011), well below our targeted maximum gearing level of 50%. Gearing targets are based on a number of factors including operating cash flows, future cash needs for development, capital market conditions, economic conditions, and are assessed regularly.

Our current ratio (being current assets/current liabilities), which measures our ability to meet short-term obligations, was 1.4 times as at June 30, 2012 (2.5 times as at June 30, 2011). The quick ratio (or acid test ratio (being [current assets less inventories]/current liabilities)), which is a more conservative measure of our ability to meet short term obligations, was 0.7 times as at June 30, 2012 (1.5 times as at June 30, 2011). These ratios were below our internal targets to be above 1.5 times for the current ratio and 1.0 times for the quick ratio. We are undertaking initiatives in relation to securing new long term facilities and the completion of the asset sell down process, which we expect to bring these ratios within our internal targets by the end of the third quarter of 2012. However, we can provide no assurances that such transactions will be completed.

Management Discussion and Analysis INTEROIL CORPORATION 7

As at June 30, 2012, our total assets amounted to $1,157.5 million, compared with $1,062.8 million as at June 30, 2011. The increase of $94.7 million, or 8.9%, from June 30, 2011 was primarily due to increases in the value of our oil and gas properties of $148.2 million associated with the appraisal and development of the Elk and Antelope fields, preparation and drilling of the Triceratops-2 well, and continued development of the LNG Project; an increase in our trade receivables balance of $26.2 million on higher volumes and the timing of crude cargoes; a net $16.3 million increase in plant and equipment (after depreciation) from distribution infrastructure upgrades across locations, and Napa Napa camp and office building works; and a $49.8 million increase in deferred tax benefits mainly due to the temporary difference arising on foreign exchange translation of non-monetary assets of the refinery operation. These increases were partially offset by net decreases in our cash, cash equivalents, and restricted cash of $143.8 million due primarily to expenditure on the development of oil and gas properties; and a $6.0 million decrease in the value of our investment in the shares in FLEX LNG.

As at June 30, 2012, our total liabilities amounted to $411.6 million, compared with $328.6 million at June 30, 2011. The increase of $83.0 million, or 25.3%, from June 30, 2011 was primarily due to an increase in accounts payable and accrued liabilities of $74.7 million mainly relating to timing of payments on certain crude cargo purchases; receipt of the initial $20.0 million of the staged cash payment received from PRE for the sell down of a net 10.0% (12.9% gross) participating interest in PPL 237 shown as a long term liability; an increase in income tax payable of $11.2 million; and an increase in secured loans payable on drawdown of the Westpac secured facility of $15.0 million. These increases were partially offset by a $30.8 million decrease in working capital facilities payable, which is mainly a function of timing of crude purchases for the refinery operations; and the OPIC secured loan repayments of $9.0 million.

Analysis of Consolidated Financial Results Comparing Quarters and Six Months Ended June 30, 2012 and 2011

Quarterly Comparative

The net loss for the quarter ended June 30, 2012 was $31.7 million compared with a net profit of $23.5 million for the same quarter of 2011, a decrease of $55.2 million. The operating segments of Corporate, Midstream Refining and Downstream collectively derived a net loss for the quarter of $16.3 million, while the investments in development segments of Upstream and Midstream Liquefaction resulted in a net loss of $15.4 million.

The movement in net loss for the quarter was mainly due to a $46.7 million decrease in gross margin attributable to lower crude prices (approximately $30 per barrel) and product flat prices during the current quarter, an increase in premiums paid on purchases of preferred crude during the quarter ended June 30, 2012 as compared to the same quarter of 2011, and a $23.8 million net realizable value (“NRV”) write-down of our refinery’s inventories balance as of June 30, 2012; a $15.6 million decrease in foreign exchange gains due to the PGK being relatively stable in the quarter ended June 30, 2012 (exchange rate between the PGK and USD increased from 0.4820 to 0.4840) compared to the same quarter in 2011 (increased from 0.3900 to 0.4350); a $4.2 million decrease in gain on available-for-sale investment in the shares in FLEX LNG; and a $4.7 million increase of administrative and general expenses mainly due to higher salaries and wages which were impacted by higher head counts and also the strengthening PGK and AUD (being main payroll currencies) against the USD during the quarter ended June 30, 2012 as compared to the same quarter of 2011. These decreases in net profits have been partly offset by a $20.9 million increase in future income tax benefits relating to the current period carried forward business losses and foreign exchange movement on translation of the non-monetary assets of our refinery operations using period end rates.

Total revenues decreased by $4.7 million from $303.8 million in the quarter ended June 30, 2011 to $299.1 million in the second quarter of 2012, primarily due to the timing of certain export cargoes which sailed a few days after quarter end to facilitate required cargo size. The total volume of all products sold by us was 1.7 million barrels for quarter ended June 30, 2012, compared with 1.8 million barrels in the same quarter of 2011.

Management Discussion and Analysis INTEROIL CORPORATION 8

Six Monthly Comparative

The net loss for the six months ended June 30, 2012 was $22.3 million compared with a net profit of $24.2 million for the same period of 2011, a decrease in profits of $46.5 million. The operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the six month period ended June 30, 2012 of $12.4 million, while the investments in development segments of Upstream and Midstream Liquefaction resulted in a net loss of $34.7 million.

The movement in net loss for the six month period was mainly due to a $52.1 million decrease in gross margin attributable to lower crude prices (approximately $13 per barrel) and product flat prices over current six month period, an increase in premiums paid on purchases of preferred crude during the quarter ended June 30, 2012 as compared to the same period of 2011 and a $23.8 million NRV write-down of refinery’s inventories balance as of June 30, 2012; a $8.3 million decrease in foreign exchange gains due to the PGK being relatively stable in the current six month period (exchange rate increased from 0.4665 to 0.4840) compared to the same period in 2011 (increased from 0.3785 to 0.4350); a $4.2 million decrease in gain on available-for-sale investment in the shares in FLEX LNG; and a $4.7 million increase in current tax expense, due to higher Downstream profit before tax earned during the period. These decreases in net profits have been partly offset by a $25.9 million increase in future income tax benefits relating to the current period carried forward business losses and foreign exchange movement on the translation of the nonmonetary assets of our refinery operations using period end rates.

Total revenues increased by $89.9 million from $547.4 million in the six months ended June 30, 2011 to $637.3 million in the six months ended June 30, 2012, primarily due to higher volumes and prices during the period. The total volume of all products sold by us was 3.8 million barrels for six months ended June 30, 2012, compared with 3.7 million barrels in the same period of 2011.

Variance Analysis

A complete discussion of each of our business segments’ results can be found under the section “Quarter and Six Month Period in Review”. The following analysis outlines the key variances, the net of which are the primary explanations for the changes in the consolidated results between the quarters and six months ended June 30, 2012 and 2011.

Quarterly Variance ($ millions)	Six Month Variance ($ millions)
($55.3)	($46.5)	Net (loss)/profit variance for the comparative period primarily due to:

➢ ($46.7)	($52.1)

Decrease in gross margin for the periods mainly due to the following contributing factors:

-  Decreases in crude prices and product flat pricing over the periods

- Inventory write-downs for all products of $24.6 million

- Increases in premiums paid on preferred crude compared to previous periods

- Imports of products leading to lower margins

- Reduced demand for export products

+  Better crude mix resulting in increased distillate yield percentage

+ Improved margins in domestic market

➢ ($2.7)	($1.0)	Decrease in other non-allocated revenue due to reduced utilization of construction and related equipment on civil works and related infrastructure development associated with the LNG Project.

➢ ($4.7)	$1.9	Lower office and administration and other expenses in the six month period, primarily resulting from higher capitalization of Upstream expenses and higher recovery of the expenses relating to the construction business. The increase in the current quarter is mainly due to higher salaries and wages across the segments on higher head count and impact of the strengthening PGK and AUD against the USD.

Management Discussion and Analysis INTEROIL CORPORATION 9

➢ ($2.5)	($2.5)	Higher exploration costs incurred for seismic activity for PPL 236 during the periods. The current period seismic costs were in relation to the Kwalaha and Tuna seismic acquisition programs.

➢ ($0.2)	($1.2)	Increase in depreciation expense mainly due to the depreciation of additional construction machinery which has been acquired over the last year.

➢ ($4.2)	($4.2)	Decrease in gain on available-for-sale investment relating to FLEX LNG shares received as part of the framework agreement entered into with FLEX LNG and Samsung in April 2011.

➢ ($15.6)	($8.3)	Decrease in foreign exchange gains was mainly due to the PGK being relatively stable as compared to the USD in the current periods (exchange rate increased from 0.4820 to 0.4840 in quarter ended June 30, 2012 and increased from 0.4665 to 0.4840 in six month period ended June 30, 2012) compared to prior periods (increased from 0.3900 to 0.4350 in quarter ended June 30, 2011 and increased from 0.3785 to 0.4350 in six month period ended June 30, 2011).

➢ $20.0	$21.2	Increase in income tax benefits primarily from higher current period carried forward business losses, and the impact of foreign exchange movements giving rise to deductible temporary differences on translation of the non-monetary assets of the refinery operation using period end rates.

Analysis of Consolidated Cash Flows Comparing Quarters and Six Month Ended June 30, 2012 and 2011

As at June 30, 2012, we had cash, cash equivalents, and restricted cash of $61.1 million (June 30, 2011 – $205.0 million), of which $40.5 million (June 30, 2011 - $36.5 million) was restricted. Of the total restricted cash of $40.5 million, $34.5 million (June 30, 2011 - $29.9 million) was restricted pursuant to the BNP Paribas working capital facility utilization requirements, $5.6 million (June 30, 2012 – $6.2 million) was restricted as a cash deposit on the OPIC secured loan relating to our half yearly instalment of $4.5 million and the related interest that will be payable with the next instalment on December 31, 2012, and the balance was made up of a cash deposit on office premises together with term deposits on our PPLs.

Our cash outflows from operations for the quarter ended June 30, 2012 were $17.5 million compared with outflows of $53.4 million for the quarter ended June 30, 2011, a net decrease in cash outflows of $35.9 million. This decrease in cash outflows was mainly due to a $91.7 million increase in working capital inflows associated with trade receivables, inventories and accounts payables. These inflows have been offset by the cash outflow used in operations prior to changes in operating working capital of $55.8 million, related to the net loss incurred by the operations less any non-cash expenses for the quarter ended June 30, 2012. Our cash outflows from operations for the six months ended June 30, 2012 were $37.9 million compared with outflows of $31.6 million for the six months ended June 30, 2011, a net increase in cash outflows of $6.3 million. This increase in cash outflows was mainly due to a $57.0 million change in cash used by operations prior to changes in operating working capital, related to net loss incurred by the operations less any non-cash expenses for the six month period ended June 30, 2012. These outflows have been partly offset by a $50.6 million increase in working capital inflows associated with trade receivables, inventories and accounts payables.

Management Discussion and Analysis INTEROIL CORPORATION 10

Cash outflows for investing activities for the quarter ended June 30, 2012 were $53.1 million compared with $46.5 million for the quarter ended June 30, 2011. These outflows mainly relate to the net cash expenditure on exploration, appraisal and development activities (net of IPI cash calls) of $49.3 million and expenditure on plant and equipment of $5.6 million. These outflows were partly offset by a $1.0 million increase in working capital requirements of development segments relating to the timing of payments; and a decrease of $0.8 million in the restricted cash balance under the BNP Paribas working capital facility. Cash outflows for investing activities for the six months ended June 30, 2012 were $94.1 million compared with $83.2 million for the six months ended June 30, 2011. These outflows mainly relate to the net cash expenditure on exploration, appraisal and development activities (net of IPI cash calls) of $99.7 million; expenditure on plant and equipment of $13.5 million; and an increase of $1.2 million in the restricted cash balance under the BNP Paribas working capital facility. These outflows were partly offset by the maturity of short term PGK treasury bills of $11.8 million during the six month period ended June 30, 2012 and an $8.6 million increase in working capital requirements of development segments relating to the timing of payments.

Cash inflows from financing activities for the quarter ended June 30, 2012 amounted to $51.1 million, compared with $36.0 million for the quarter ended June 30, 2011. The increase in these cash inflows are primarily due to the initial staged cash payment of $20.0 million received from PRE and receipts of cash from the exercise of stock options by employees under our stock incentive plan of $3.5 million. These inflows have been partly offset by a $4.5 million decrease in receipts of cash contribution from Mitsui for the Condensate Stripping Project (“CS Project”) and a $3.9 million decrease in proceeds from the Westpac and BNP Paribas working capital facilities. Cash inflows from financing activities for the six months ended June 30, 2012 amounted to $82.8 million, compared with $49.6 million for the six months ended June 30, 2011. The increase in these cash inflows are primarily due to the initial staged cash payment of $20 million received from PRE, proceeds from the Westpac secured loan of $15.0 million, proceeds from the Westpac and BNP Paribas working capital facilities of $3.9 million and receipts of cash from the exercise of stock options by employees under our stock incentive plan of $3.5 million. These inflows have been partly offset by a $9.3 million decrease in receipts of cash contribution from Mitsui for the CS Project.

Management Discussion and Analysis INTEROIL CORPORATION 11

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

The following is a table containing the consolidated results for the eight quarters ended June 30, 2012 by business segment, and on a consolidated basis.

Quarters ended	2012		2011				2010
($ thousands except per share
data)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	1,727	2,284	1,891	2,645	4,638	668	245	714
Midstream – Refining	236,006	302,310	237,640	231,455	262,111	217,743	158,092	173,379
Midstream – Liquefaction	-	-	-	-	-	-	-	-
Downstream	223,620	218,974	209,678	186,304	191,431	157,709	143,364	133,508
Corporate	24,742	24,757	21,831	25,078	26,548	18,659	15,213	18,295
Consolidation entries	(186,990)	(210,175)	(181,428)	(163,584)	(180,945)	(151,125)	(122,545)	(117,437)
Total revenues	299,105	338,150	289,612	281,898	303,783	243,654	194,369	208,459
Upstream	(5,730)	(6,374)	665	(6,169)	593	(10,957)	(41,681)	(11,753)
Midstream – Refining	(42,647)	18,933	2,604	3,461	27,967	26,632	13,780	15,785
Midstream – Liquefaction	676	(1,406)	(4,123)	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)
Downstream	11,102	21,414	6,808	3,570	5,777	8,744	4,709	1,674
Corporate	9,975	9,188	10,134	1,548	13,940	5,223	4,566	(4,510)
Consolidation entries	(9,871)	(14,214)	(11,280)	(10,263)	(5,269)	(9,200)	(7,004)	(5,229)
EBITDA (1)	(36,495)	27,541	4,808	(11,455)	38,973	18,067	(27,589)	(8,621)
Upstream	(15,532)	(17,244)	(9,402)	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)
Midstream – Refining	(32,969)	11,320	15,684	(1,201)	17,314	14,894	9,504	11,998
Midstream – Liquefaction	93	(1,969)	(4,574)	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)
Downstream	6,045	13,195	3,621	1,146	2,306	4,491	2,643	(325)
Corporate	8,445	6,270	7,616	(473)	11,275	3,463	3,381	(5,398)
Consolidation entries	2,205	(2,136)	252	(190)	3,657	(1,596)	(401)	908
Net (loss)/profit	(31,713)	9,436	13,197	(19,778)	23,540	699	(34,832)	(14,372)
Net (loss)/profit per share (dollars)
Per Share – Basic	(0.66)	0.20	0.27	(0.41)	0.49	0.01	(0.76)	(0.33)
Per Share – Diluted	(0.66)	0.19	0.27	(0.41)	0.48	0.01	(0.76)	(0.33)

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Management Discussion and Analysis INTEROIL CORPORATION 12

QUARTER AND SIX MONTH PERIOD IN REVIEW

The following section provides a review of the quarter and six months ended June 30, 2012 for each of our business segments.

UPSTREAM – QUARTER AND SIX MONTH PERIOD IN REVIEW

Upstream – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2012	2011	2012	2011
Other non-allocated revenue	1,727	4,638	4,011	5,306
Total revenue	1,727	4,638	4,011	5,306
Office and administration and other expenses	(2,200)	(825)	(2,872)	(5,242)
Exploration costs	(5,240)	(2,733)	(12,604)	(10,068)
Foreign exchange loss	(17)	(487)	(639)	(360)
EBITDA (1)	(5,730)	593	(12,104)	(10,364)
Depreciation and amortization	715	(154)	(748)	(794)
Interest expense	(10,517)	(7,142)	(19,925)	(13,494)
Loss before income taxes	(15,532)	(6,703)	(32,777)	(24,652)
Income tax expense	-	-	-	-
Net loss	(15,532)	(6,703)	(32,777)	(24,652)

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Analysis of Upstream Financial Results Comparing the Quarters Ended June 30, 2012 and 2011

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and six months ended June 30, 2012 and 2011.

Quarterly Variance ($ millions)	Six Month Variance ($ millions)
$8.8	$8.1	Net loss variance for the comparative period primarily due to:

➢ $2.9	$1.3	Decrease in other non-allocated revenue due to reduced utilization of construction and related equipment on civil works and related infrastructure development associated with the LNG Project. Recoveries in relation to our percentage interest of the development projects are offset against the relevant expenses, while the recoveries of the portion relating to external party interests in the development projects are classified under other non-allocated revenue.

➢ $1.4	($2.4)	Increase in office and administration expenses in the current quarter is primarily due to the reallocation of certain depreciation expense for the first quarter of 2012 to office and administration expenses. Reduction in office and administration expenses in the current six month period is mainly due to higher capitalization of expenses due to ongoing drilling activities during the period, no drilling was undertaken in the same period of 2011; and higher recovery of the expenses relating to the construction business.

➢ $2.5	$2.5	Higher exploration costs incurred for seismic activity for PPL 236 during the 2012 periods. The seismic costs were in relation to the Kwalaha and Tuna seismic acquisition programs.

➢ $3.4	$6.4	Higher interest expense due to an increase in inter-company loan balances provided to fund exploration and development activities.

Management Discussion and Analysis INTEROIL CORPORATION 13

MIDSTREAM - REFINING – QUARTER AND SIX MONTH PERIOD IN REVIEW

Midstream Refining – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2012	2011	2012	2011
External sales	73,746	107,195	190,439	192,307
Inter-segment revenue - Sales	156,554	151,640	335,389	283,326
Inter-segment revenue - Recharges	5,692	3,103	12,314	4,015
Interest and other revenue	14	173	175	206
Total segment revenue	236,006	262,111	538,317	479,854
Cost of sales and operating expenses	(267,023)	(243,982)	(544,498)	(434,167)
Office and administration and other expenses	(9,612)	(4,857)	(17,042)	(8,686)
Derivative gain/(loss)	529	(588)	99	(416)
Foreign exchange (loss)/gain	(2,547)	15,283	(590)	18,014
EBITDA (1)	(42,647)	27,967	(23,714)	54,599
Depreciation and amortization	(2,891)	(2,765)	(5,785)	(5,530)
Interest expense	(2,011)	(2,211)	(4,781)	(3,886)
(Loss)/profit before income taxes	(47,549)	22,991	(34,280)	45,183
Income tax benefit/(expense)	14,580	(5,677)	12,633	(12,975)
Net (loss)/profit	(32,969)	17,314	(21,647)	32,208

Gross Margin (2)	(36,723)	14,853	(18,670)	41,466

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.
(2)	Gross margin is a non-GAAP measure and is “external sales” and “inter-segment revenue – sales” less “cost of sales and operating expenses” and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Midstream - Refining Operating Review

Key Refining Metrics	Quarter ended June 30,		Six Months ended June 30,
	2012	2011	2012	2011
Throughput (barrels per day)(1)	23,900	23,496	23,832	25,540
Capacity utilization (based on 36,500 barrels per day operating capacity)	60%	51%	57%	55%
Cost of production per barrel	$5.11	$6.23	$4.52	$5.13
Working capital financing cost per barrel of production	$0.68	$0.75	$0.73	$0.70
Distillates as percentage of production	62%	54%	59%	55%
(1)	Throughput per day has been calculated excluding shut down days. During the second quarter of 2012 and 2011, the refinery was shut down for 9 days and 20 days, respectively.

Analysis of Midstream - Refining Financial Results Comparing the Quarters and Six Months Ended June 30, 2012 and 2011

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and six months ended June 30, 2012 and 2011.

Management Discussion and Analysis INTEROIL CORPORATION 14

Quarterly Variance ($ millions)	Six Month Variance ($ millions)
($50.3)	($53.9)	Net (loss)/ profit variance for the comparative period primarily due to:

➢ ($51.6)	($60.1)

Decrease in gross margin for the periods mainly due to the following contributing factors:

-  Decreases in crude and product flat pricing over the current periods

- Inventory write-down for all products of $23.8 million

-  Increases in premiums paid on preferred crude compared to previous periods

- Imports of products leading to lower margins

+  Better crude mix resulting in increased distillate yield percentage

➢ ($2.2)	($0.1)	Increase in office and administration costs net of recharge revenue was driven by higher salaries and wages and occupancy expenses.

➢ ($17.8)	($18.6)	Decrease in foreign exchange gains was mainly due to the PGK being relatively stable in the current periods compared to the USD (exchange rate increased from 0.4820 to 0.4840 in quarter ended June 30, 2012 and increased from 0.4665 to 0.4840 in six month period ended June 30, 2012) compared to prior periods (increased from 0.3900 to 0.4350 in quarter ended June 30, 2011 and increased from 0.3785 to 0.4350 in six month period ended June 30, 2011). In addition, there was a reduction in exchange gains held on PGK cash balances with the maturity of various term deposits since the second quarter of 2011.

➢ $20.3	$25.6	Decrease in income tax expense primarily from the effect of foreign exchange movements giving rise to temporary differences on translation of the nonmonetary assets of the refinery operation using period end rates and higher current period carried forward business losses.

MIDSTREAM - LIQUEFACTION – QUARTER AND SIX MONTH PERIOD IN REVIEW

Midstream Liquefaction – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2012	2011	2012	2011
Interest and other revenue	-	-	-	-
Total segment revenue	-	-	-	-
Office and administration and other expenses	679	(4,035)	(729)	(6,393)
Foreign exchange loss	(3)	-	(2)	(16)
EBITDA (1)	676	(4,035)	(731)	(6,409)
Depreciation and amortization	(4)	(6)	(8)	(13)
Interest expense	(579)	(268)	(1,138)	(491)
Profit/(loss) before income taxes	93	(4,309)	(1,877)	(6,913)
Income tax expense	-	-	-	-
Net profit/(loss)	93	(4,309)	(1,877)	(6,913)

(1) EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Management Discussion and Analysis INTEROIL CORPORATION 15

Analysis of Midstream - Liquefaction Financial Results Comparing the Quarters and Six Months Ended June 30, 2012 and 2011

This segment’s results include the proportionate consolidation of our interest in the joint venture development of the proposed midstream facilities of the LNG Project. The development of these facilities is being progressed in joint venture with Pac LNG through PNG LNG. We currently have an economic interest of 84.582% in this joint venture company.

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and six months ended June 30, 2012 and 2011.

Quarterly Variance ($ millions)	Six Month Variance ($ millions)
$4.4	$5.0	Net profit/ (loss) variance for the comparative period primarily due to:

➢ $4.7	$5.7	Decrease in office, administration and other expenses was due to lower management expenses and share compensation costs related to the midstream facilities of the LNG Project development which are not capitalized. In addition, certain corporate recharges to this stream in the first quarter of 2012 were reallocated to Upstream segment in the second quarter of 2012.

➢ ($0.3)	($0.6)	Higher interest expense due to an increase in the inter-company loan from the Corporate segment.

DOWNSTREAM – QUARTER AND SIX MONTH PERIOD IN REVIEW

Downstream – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2012	2011	2012	2011
External sales	223,137	191,056	441,718	348,395
Inter-segment revenue - Sales	39	107	57	139
Interest and other revenue	444	268	819	606
Total segment revenue	223,620	191,431	442,594	349,140
Cost of sales and operating expenses	(208,053)	(182,381)	(409,382)	(325,588)
Office and administration and other expenses	(4,387)	(1,117)	(9,278)	(6,613)
Foreign exchange (loss)/gain	(78)	(2,156)	8,584	(2,417)
EBITDA (1)	11,102	5,777	32,518	14,522
Depreciation and amortization	(1,241)	(906)	(2,481)	(1,710)
Interest expense	(909)	(1,116)	(2,141)	(1,943)
Profit before income taxes	8,952	3,755	27,896	10,869
Income tax expense	(2,907)	(1,449)	(8,652)	(4,071)
Net profit	6,045	2,306	19,244	6,798

Gross Margin (2)	15,123	8,782	32,393	22,946

(1)	EBITDA is a non-GAAP measure and is reconciled to under the heading “Non-GAAP Measures and Reconciliation”.
(2)	Gross margin is a non-GAAP measure and is “external sales” and “inter-segment revenue - sales” less “cost of sales and operating expenses” and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Management Discussion and Analysis INTEROIL CORPORATION 16

Downstream Operating Review

	Quarter ended June 30,		Six Months ended June 30,
Key Downstream Metrics	2012	2011	2012	2011
Sales volumes (millions of liters)	188.3	163.2	377.2	327.8
Average sales price per liter	$1.18	$1.17	$1.17	$1.06

Analysis of Downstream Financial Results Comparing the Quarters and Six Months Ended June 30, 2012 and 2011

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and six months ended June 30, 2012 and 2011.

Quarterly Variance ($ millions)	Six Month Variance ($ millions)
$3.7	$12.4	Net profit variance for the comparative period primarily due to:

➢ $6.3	$9.4	Gross margins increased compared to the prior year periods mainly due to an increase in domestic sales volumes resulting from various development projects being undertaken in Papua New Guinea.

➢ ($3.3)	($2.7)	Increase in office and administration expenses was primarily due to higher salaries, wages and corporate recharges on increased headcount and impact of strengthening PGK against USD.

➢ $2.1	$11.0	Decrease in foreign exchange loss mainly resulted from the transfer of exchange gain on translation of loan balances from other comprehensive income in equity to profit and loss upon repayment of intercompany loans during the quarter ended March 31, 2012.

➢ ($1.5)	($4.6)	Increase in income tax expense mainly due to the higher profit before tax earned during the periods.

Management Discussion and Analysis INTEROIL CORPORATION 17

CORPORATE – QUARTER AND SIX MONTH PERIOD IN REVIEW

Corporate – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2012	2011	2012	2011
External sales	24	283	70	283
Inter-segment revenue - Sales	5,339	3,590	10,034	4,554
Inter-segment revenue - Recharges	7,324	13,610	15,286	23,567
Interest revenue	12,055	9,065	24,109	16,826
Other non-allocated revenue	-	-	-	(23)
Total revenue	24,742	26,548	49,499	45,207
Cost of sales and operating expenses	(4,639)	(2,753)	(8,530)	(3,407)
Office and administration and other expenses	(10,240)	(14,385)	(22,052)	(27,408)
Derivative gain	103	-	115	-
Foreign exchange gain	9	316	132	558
Gain on Flex LNG investment	-	4,214	-	4,214
EBITDA (1)	9,975	13,940	19,164	19,164
Depreciation and amortization	(530)	(395)	(1,058)	(830)
Interest expense	(1,535)	(1,641)	(3,044)	(3,037)
Profit before income taxes	7,910	11,904	15,062	15,297
Income tax benefit/(expense)	535	(629)	(345)	(559)
Net profit	8,445	11,275	14,717	14,738

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Analysis of Corporate Financial Results Comparing the Quarters and Six Months Ended June 30, 2012 and 2011

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters and six months ended June 30, 2012 and 2011.

Quarterly Variance ($ millions)	Six Month Variance ($ millions)
($2.8)	$0.0	Net profit variance for the comparative period primarily due to:

➢ ($6.3)	($8.3)	Decrease in inter-segment recharges mainly due to lower corporate expenses incurred and recharged to segments.

➢ $3.0	$7.3	Higher interest income due to an increase in inter-company loan balances.

➢ $4.2	$5.4	Decrease in office and administrative expense mainly due to lower stock compensation expense.

➢ ($4.2)	($4.2)	Decrease in gain on available-for-sale investment was due to the gain realized in prior periods on the exercise of the option relating to FLEX LNG shares received as part of the framework agreement entered into with FLEX LNG and Samsung in April 2011.

➢ $1.2	$0.2	Decrease in income tax expense in current quarter was primarily due to lower profit before income tax earned in current periods.

Management Discussion and Analysis INTEROIL CORPORATION 18

CONSOLIDATION ADJUSTMENTS – QUARTER AND SIX MONTH PERIOD IN REVIEW

Consolidation adjustments – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2012	2011	2012	2011
Inter-segment revenue - Sales	(161,931)	(155,337)	(345,481)	(288,019)
Inter-segment revenue - Recharges	(13,015)	(16,713)	(27,598)	(27,581)
Interest revenue (1)	(12,044)	(8,894)	(24,088)	(16,468)
Total revenue	(186,990)	(180,944)	(397,167)	(332,069)
Cost of sales and operating expenses (2)	164,423	158,855	345,782	289,877
Office and administration and other expenses (3)	12,696	16,820	27,297	27,718
EBITDA (4)	(9,871)	(5,269)	(24,088)	(14,474)
Depreciation and amortization (5)	32	32	64	65
Interest expense (1)	12,044	8,894	24,087	16,468
Profit before income taxes	2,205	3,657	63	2,059
Income tax expense	-	-	-	-
Net profit	2,205	3,657	63	2,059

Gross Margin (6)	2,492	3,518	301	1,858

(1)	Includes the elimination of interest accrued between segments.
(2)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.
(3)	Includes the elimination of inter-segment administration service fees.
(4)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.
(5)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(6)   Gross margin is a non-GAAP measure and is “inter-segment revenue elimination” less “cost of sales and operating expenses” and represents elimination upon consolidation of our refinery sales to other segments. This measure is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Analysis of Consolidation Adjustments Comparing the Quarter and Six Months Ended June 30, 2012 and 2011

The following table outlines the key movements, the net of which primarily explains the variance in the results between the quarters and six months ended June 30, 2012 and 2011.

Quarterly Variance ($ millions)	Six Month Variance ($ millions)
($1.5)	($2.0)	Net loss variance for the comparative period primarily due to:

➢ ($1.5)	($2.0)	Variance in net profit due to changes in intra-group profit eliminated on consolidation between Midstream Refining and Downstream segments in the prior periods relating to the Midstream Refining segment’s profit component of inventory on hand in the Downstream segment at period ends.

Management Discussion and Analysis INTEROIL CORPORATION 19

LIQUIDITY AND CAPITAL RESOURCES

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at June 30, 2012.

Organization	Facility	Balance outstanding June 30, 2012		Effective interest rate		Maturity date
OPIC secured loan	$31,000,000	$31,000,000		7.06%		December 2015
BNP Paribas working capital facility	$240,000,000	$48,112,748	(1)	3.19%		January 2013
Westpac PGK working capital facility	$43,560,000	$10,777,567		10.0%		November 2014
BSP PGK working capital facility	$24,200,000	$3,997,746		9.95%		August 2012
Westpac secured loan	$15,000,000	$15,000,000		4.89%		September 2015
2.75% convertible notes	$70,000,000	$70,000,000		7.91	%(3)	November 2015
Mitsui unsecured loan (2)	$10,393,023	$10,393,023		6.25%		See detail below

(1)	Excludes letters of credit totaling $143.0 million, which reduces the available borrowings under the facility to $48.9 million at June 30, 2012.
(2)	Facility is to fund our share of the Condensate Stripping Project costs as they are incurred pursuant to the JVOA.
(3)	Effective rate after bifurcating the equity and debt components of the $70 million principal amount of 2.75% convertible senior notes due 2015.

We are undertaking initiatives in relation to securing new long-term facilities by leveraging our operating segments which have low levels of debt (other than working capital facilities). While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major long term deterioration in refining or wholesale and retail margins, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above. Also, our exploration and development activities require funding beyond our operational cash flows and the cash balances we currently hold. As a result, we will be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.

OPIC Secured Loan (Midstream - Refinery)

In 2001, one of our subsidiaries entered into a loan agreement with OPIC for provision of an $85.0 million project financing facility for the development of our refinery in PNG. The loan is primarily secured by the assets of the refinery. The balance outstanding under the loan as at June 30, 2012 was $31.0 million. The interest rate on the loan is equal to the agreed U.S. Government treasury cost applicable to each promissory note that was issued and is outstanding plus 3%, and is payable quarterly in arrears. Principal repayments of $4.5 million each are due on June 30 and December 31 of each year until December 31, 2015. At June 30, 2012, $5.6 million was, and is still, being held on deposit to secure our December 31, 2012 principal and interest payments on the secured loan.

Management Discussion and Analysis INTEROIL CORPORATION 20

BNP Paribas Working Capital Facility (Midstream - Refinery)

This working capital facility is used to finance purchases of crude feedstock for our refinery. In accordance with the agreement with BNP Paribas, the total facility is split into two components, Facility 1 and Facility 2, which are renewable annually and were renewed in February 2012 for another year. At June 30, 2012, Facility 1 had a limit of $180.0 million and finances the purchases of crude and hydrocarbon products through the issuance of documentary letters of credit and standby letters of credit, short term advances, advances on merchandise, freight loans, and has a sublimit of Euro 18.0 million or the USD equivalent for hedging transactions. Facility 2 allows borrowings of up to $60.0 million and can be used for partly cash-secured short term advances and for discounting of any monetary receivables acceptable to BNP Paribas in order to reduce Facility 1 balances. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

As of June 30, 2012, $48.9 million remained available for use under the facility. The facility bears interest at LIBOR plus 3.5% on short term advances. The weighted average interest rate under the working capital facility was 3.19% for the six months ended June 30, 2012 (compared with 3.32% for the same period of 2011), after including the reduction in interest due to the deposit amounts (restricted cash) maintained as security.

Bank South Pacific and Westpac Working Capital Facility (Downstream)

On October 24, 2008, we secured a PGK 150.0 million (approximately $72.6 million) combined revolving working capital facility for our Downstream wholesale and retail petroleum products distribution business from Bank of South Pacific Limited and Westpac Bank PNG Limited. The facility limit as at June 30, 2012 was PGK 140.0 million (approximately $67.8 million).

The Westpac facility limit is PGK 90.0 million (approximately $43.6 million). This facility was for an initial term of three years and was renewed in November 2011 for a further three years to November 2014. The Westpac facility was increased in February 2012 by PGK 10.0 million (approximately $4.8 million). The BSP facility limit is PGK 50.0 million (approximately $24.2 million), and was renewed in August 2011 for another year. As at June 30, 2012, PGK 30.5 million (approximately $14.8 million) of this combined facility had been drawn down.

The weighted average interest rate under the Westpac facility was 10.0% for the six months ended June 30, 2012, and the weighted average interest rate under the BSP facility was 9.95% for the six months ended June 30, 2012.

Westpac Secured Loan (Downstream)

During the quarter ended March 31, 2012, we obtained a secured loan of $15.0 million from Westpac which is repayable in equal installments over 3.5 years with an interest rate of LIBOR plus 4.4% per annum. The loan agreement stipulates semi-annual principal payments of $2.1 million, with the final repayment to be made in August 2015. The loan is secured by a fixed and floating charge over the assets of Downstream operations.

2.75% Convertible Notes (Corporate)

On November 10, 2010, we completed the issuance of $70.0 million unsecured 2.75% convertible notes with a maturity of five years. The convertible notes rank junior to any secured indebtedness and to all existing and future liabilities of us and our subsidiaries, including the BNP Paribas working capital facility, the OPIC secured loan facility, the BSP and Westpac working capital facilities, the Mitsui preliminary financing agreement, trade payables and lease obligations.

We pay interest on the notes semi-annually on May 15 and November 15. The notes are convertible into cash or common shares, based on an initial conversion rate of 10.4575 common shares per $1,000 principal amount, which represents an initial conversion price of approximately $95.625 per common share. The initial conversion price is subject to standard anti-dilution provisions designed to maintain the value of the conversion option in the event we take certain actions with respect to our common shares, such as stock splits, reverse stock splits, stock dividends and cash dividends, that affect all of the holders of our common shares equally and that could have a dilutive effect on the value of the conversion rights of the holders of the notes or that confer a benefit upon our current shareholders not otherwise available to the convertible notes. Upon conversion, holders will receive cash, common shares or a combination thereof, at our option. The convertible notes are redeemable at our option if our share price has been at least 125% ($119.53 per share) of the conversion price for at least 15 trading days during any 20 consecutive trading day period. Upon a fundamental change, which would include a change of control, holders may require us to repurchase their convertible notes for cash at a purchase price equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

Management Discussion and Analysis INTEROIL CORPORATION 21

Mitsui Unsecured Loan (Upstream)

On April 15, 2010, we entered into preliminary joint venture and financing agreements with Mitsui relating to the Condensate Stripping Project. On August 4, 2010, we entered into the Condensate Stripping Project Joint Venture with Mitsui for the condensate stripping facilities. Mitsui and InterOil hold equal interest in the joint venture. Mitsui is to be responsible for arranging or providing financing for the capital costs of the condensate stripping facility.

The portion of funding that relates to Mitsui’s share of the Condensate Stripping Project as at June 30, 2012, amounting to approximately $11.4 million, is held in current liabilities as the agreement requires refund of all funds advanced by Mitsui under the preliminary financing agreement if a positive FID is not reached. The agreement requires FID to be reached by December 31, 2012, unless extended by the parties. The portion of funding that relates to our share of the Condensate Stripping Project (amounting to $10.4 million), funded by Mitsui, is classed as an unsecured loan and interest accrues daily based on LIBOR plus a margin of 6%.

Other Sources of Capital

Currently our share of expenditures on exploration wells, appraisal wells and extended well programs is funded by a combination of contributions made by capital raising activities, operational cash flows, IPI holders, PNGDV, joint venture partners and asset sales.

Cash calls are made on IPI holders, PNGDV and PacLNG (for its 2.5% direct interest in the Elk and Antelope fields acquired during 2009) for their share of amounts spent on certain appraisal wells and extended well programs where they participate in such wells and programs pursuant to the relevant agreements in place with them. Cash calls will also be made on PRE for exploration activities in PPL#237 and appraisal activities in the Triceratops field.

The preliminary financing agreement entered into with Mitsui provides for funding by Mitsui of all the costs relating to the Condensate Stripping Project. 50% of the funding is for Mitsui’s share of the project and the other 50% is funding by Mitsui of our share of the project. There were no contributions from Mitsui during the six month period ended June 30, 2012 for either Mitsui’s or our share, therefore leaving the total contributions at $21.8 million. In the event that a positive FID is not reached or made within the time specified (currently December 31, 2012), we will be required to refund all of Mitsui’s contributions (i.e. for our share and Mitsui’s) within a specified period.

On July 27, 2012, we executed a farm-in agreement with PRE for it to acquire a 10.0% net (12.9% gross) participating interest in PPL#237 located onshore Papua New Guinea, including the Triceratops structure and exploration acreage located within that license. The transaction contemplates staged cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment. PRE has paid the initial $20.0 million of the staged cash payments. Completion of the farm-in transaction remains subject to satisfaction of additional conditions within 18 months, including execution of JVOA’s with PRE, and PNG Government approval. Staged cash payments, carried amounts, and resource payments are expected into the future as various milestones on the Triceratops appraisal and PPL#237 exploration programs are achieved.

Management Discussion and Analysis INTEROIL CORPORATION 22

Summary of Cash Flows

	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2012	2011	2012	2011
Net cash (outflows)/inflows from:
Operations	(17,524)	(53,433)	(37,946)	(31,560)
Investing	(53,110)	(46,451)	(94,108)	(83,220)
Financing	51,058	35,955	82,769	49,642
Net cash movement	(19,576)	(63,929)	(49,285)	(65,138)
Opening cash	40,129	232,368	68,846	233,577
Exchange gains on cash and cash	71	-	1,063	-
Closing cash	20,624	168,439	20,624	168,439

Analysis of Cash Flows (Used In)/Provided By Operating Activities Comparing the Quarters and Six Months ended June 30, 2012 and 2011

The following table outlines the key variances in the cash inflow/ (outflows) from operating activities between the quarters and six months ended June 30, 2012 and 2011:

Quarterly variance ($ millions)	Six Month variance ($ millions)
$35.9	($6.4)	Variance for the comparative period primarily due to:

➢ ($55.8)	($57.0)	Increase in cash employed by operations prior to changes in operating working capital, mainly due to the decrease in net profit from operations adjusted for higher future income tax benefit and lower stock compensation and partially offset by the increase in inventory revaluation loss.

➢ $91.7	$50.6	Increase in cash generated by operations relating to changes in operating working capital. The movement was due primarily to a $112.2 million increase in accounts payable and accrued liabilities for the quarter (a $11.1 million decrease in the six month period), a $44.6 million decrease in inventories (increase of $17.0 million in the six month period) due to timing of crude and export shipments, a $29.8 million increase in trade receivables (increase of $47.8 million in the six month period), and a $5.6 million decrease in other current assets and prepaid expenses (decrease of $3.2 million in the six month period).

Analysis of Cash Flows Used In Investing Activities Comparing the Quarters and Six Months Ended June 30, 2012 and 2011

The following table outlines the key variances in the cash (outflows)/inflows from investing activities between the quarters and six months ended June 30, 2012 and 2011:

Management Discussion and Analysis INTEROIL CORPORATION 23

Quarterly variance ($ millions)	Six Month variance ($ millions)
($6.7)	($10.9)	Variance for the comparative period primarily due to:

➢ ($21.5)	($39.8)	Higher cash outflows on exploration and development program expenditures related to drilling costs associated with the Triceratops-2 field appraisal well and costs incurred for seismic activity on our licenses.

➢ $1.1	$3.5	Higher cash calls and related inflows from IPI holders and PNGDV relating to the Triceratops-2 well. There were no cash calls received in the same period of 2011 due to activity being focused on seismic activities, for which no contribution is required, rather than appraisal drilling and subsequent work program activities.

➢ $3.1	($0.3)	Lower expenditure on plant and equipment in the Downstream and Refinery segments in current period quarter. The expenditures were mainly associated with refurbishment of retail sites, tank upgrades and camp and office refurbishments.

➢ $0.0	$11.8	Maturity of short term PGK Treasury bills.

➢ $7.5	$7.5	Acquisition of FLEX LNG shares net transaction costs in prior year.

➢ ($4.9)	($12.0)	Higher cash outflows due to increase in our cash restricted balances in line with the usage of the BNP working capital facility.

➢ $8.0	$18.4	Movements in accounts payable and accruals in our Upstream and Midstream Liquefaction operations.

Analysis of Cash Flows Provided By Financing Activities Comparing the Quarters and Six Months Ended June 30, 2012 and 2011

The following table outlines the key variances in the cash inflows from financing activities between quarters and six months ended June 30, 2012 and 2011:

Quarterly variance ($ millions)	Six Month variance ($ millions)
$15.1	$33.1	Variance for the comparative periods primarily due to:

➢ ($4.5)	($9.3)	Funding was received from Mitsui, relating to the Condensate Stripping Project in prior periods and no funding was received in current periods.

➢ ($3.9)	$3.9	Movement in utilization of the BNP Paribas working capital facility is due to movement in working capital requirements.

➢ $0.0	$15.0	Drawdown of the new secured loan from Westpac during the six months ended June 30, 2012.

➢ $20.0	$20.0	Initial staged cash payment received from PRE for the sell down of 10% net (12.9% gross) interest in PPL#237 during the quarter ended June 30, 2012.

➢ $3.5	$3.5	Increase in receipts of cash from the exercise of stock options.

Management Discussion and Analysis INTEROIL CORPORATION 24

Capital Expenditures

Upstream Capital Expenditures

Capital expenditures for our exploration in Papua New Guinea for the quarter ended June 30, 2012 were $44.9 million, compared with $21.5 million during the same period of 2011. Total expenditures for the six month period to June 30, 2012 were $88.5 million compared to $47.9 million during the same period of 2011.

The following table outlines the key expenditures in the quarter and six months ended June 30, 2012:

Quarterly ($ millions)	Six Month ($ millions)
$44.9	$88.5	Expenditures in the quarter ended June 30, 2012 primarily due to:

➢ $22.3	$41.8	Drilling and testing costs for the Triceratops-2 well.

➢ $11.8	$11.8	Project management teams’ costs and sub-contractors costs incurred for Gulf LNG project.

➢ $7.8	$15.0	Costs for works at Hau Creek, which includes the construction of a road and a complex in the north of the Elk and Antelope fields. The complex includes facilities such as wharf, camp, warehouse and related earth works. The road is to connect the Hau Creek complex to the Antelope-2 well and to the south road which commences at Herd Base.

➢ ($4.0)	$2.4	Costs incurred for pipeline works, which mainly consists of work done by Cronus on Geotechnical survey, Centerline survey and field to coast pipeline FEED.

➢ ($0.9)	$4.9	Costs for works in respect of the Condensate Stripping Project, which mainly includes the costs incurred for submittal and evaluation of the revised tender.

➢ $1.8	$2.3	Costs incurred for Herd Base to Antelope road construction.

➢ $0.5	$0.9	Legal fees incurred for the asset sell down being undertaken.

➢ $0.5	$0.7	Costs incurred for Antelope-3 well site preparation works.

➢ $5.1	$8.7	Other expenditures, including equipment purchases and drilling inventory.

Midstream Capital Expenditures

Capital expenditures totaled $5.8 million in our Midstream Refining segment for the six months ended June 30, 2012, mainly associated with Napa Napa camp expansion and upgrades, and office building works.

Downstream Capital Expenditures

Capital expenditures for the Downstream segment totaled $5.1 million for the six months ended June 30, 2012. These expenditures mainly related to a number of upgrade projects across various terminals and depots.

Capital Requirements

The oil and gas exploration and development, refining and liquefaction industries are capital intensive and our business plans necessarily involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. No assurance can be given that we will be successful in obtaining new capital on terms that are acceptable to us, particularly given current market volatility.

Management Discussion and Analysis INTEROIL CORPORATION 25

The majority of our “net cash from operating activities” adjusted for “proceeds from/(repayments of) working capital facilities” is used in our appraisal and development programs for the Elk and Antelope, and Triceratops fields in PNG. Our net cash from operating activities is not sufficient to fund those appraisal and development programs.

Upstream

We are required under our $125.0 million IPI Agreement of 2005 to drill eight exploration wells. We have drilled four wells to date. As at June 30, 2012, we are committed under the terms of our exploration licenses or PPL’s to spend a further $49.9 million through 2014. As at June 30, 2012, management estimates that satisfying these license commitments with the expenditure of $49.9 million would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI Agreement.

In addition, the terms of grant of PRL 15 require us to spend $73.0 million on the development of the Elk and Antelope fields by the end of 2014. All work program commitments with the exception of the two wells are complete and the expenditure commitment has been exceeded. We have spent $119.1 million on PRL#15 which includes seismic, Herd Base/Hau Creek wharf and camps, roads, FEED for wells, gas gathering, condensate stripping, and pipelines. Elk 3 and Antelope 3 drill sites are under construction. We expect the drilling of these wells will meet our well commitment requirements.

We are undertaking initiatives in relation to securing new long term facilities by leveraging our operating segments which have low levels of debt (other than working capital facilities). We do not have sufficient funds to complete planned exploration and development and we will need to raise additional funds in order for us to complete the programs and meet our exploration commitments. Therefore, we must extend or secure sufficient funding through renewed borrowings, equity raising and/or asset sales to enable the availability of sufficient cash to meet these obligations over time and complete these long term plans. No assurances can be given that we will be successful in obtaining new capital on terms acceptable to us, particularly given recent market volatility.

We will also be required to obtain substantial amounts of financing for the development of the Elk and Antelope fields, condensate stripping and associated facilities, pipelines and LNG export terminal facilities, and it will take a number of years to complete these projects. In the event that positive FID is reached in respect of these projects, we seek to be in a position to access the capital markets and/or sell an interest in our upstream properties in order to raise adequate capital. In September 2011, we retained financial advisors to help solicit and evaluate proposals from potential strategic partners to acquire interests in our Elk and Antelope fields, LNG Project and exploration licenses. The solicitation process is now under way and we believe if successful, it will provide a further source of funds for exploration and development activities. No assurances can be given that we will be able to attract strategic partners on terms acceptable to us.

The availability and cost of various sources of financing is highly dependent on market conditions and our condition at the time we raise such capital and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.

Midstream - Refining

We believe that we will have sufficient funds from our operating cash flows to pay our estimated capital expenditures associated with our Midstream Refining segment in 2012. We also believe cash flows from operations will be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility. Should there be long term deterioration in refining margins, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future.

Management Discussion and Analysis INTEROIL CORPORATION 26

Midstream - Liquefaction

Completion of the LNG Project will require substantial amounts of financing and construction will take a number of years to complete. As a joint venture partner in development, if the project is completed, we would be required to fund our share of certain common facilities of the development. No assurances can be given that we will be able to source sufficient gas, successfully construct such a facility, or as to the timing of such construction. The availability and cost of capital is highly dependent on market conditions and our circumstances at the time we raise such capital.

In September 2011, we retained Stanley & Company LLC, Macquarie Capital (USA) Inc. and UBS AG to help solicit and evaluate proposals from potential strategic partners to, amongst other things, obtain an interest in, operate and help finance the development of the LNG Project. We have received conforming and non-conforming bids for the LNG partnering and sell down of an interest in the Elk and Antelope fields that we believe would be accretive to shareholders. We are now set to engage with a shortlist of significant LNG industry participants. The end result of the partnering process is expected to fully satisfy all the terms of the 2009 LNG Project Agreement. No assurances can be given that we will be able to attract a strategic partner on terms acceptable to us, how such an agreement will affect our current LNG Project plans or whether such a partner will be acceptable to the PNG government.

Downstream

We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2012. Should there be a major long term deterioration in wholesale or retail margins, our downstream business operations may not generate sufficient cash flows to cover all of the interest and principal payments under our loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future.

Contractual Obligations and Commitments

The following table contains information on payments required to meet contracted exploration and debt obligations due for each of the next five years and thereafter. It should be read in conjunction with our financial statements for the quarter and six months ended June 30, 2012 and the notes thereto:

	Payments Due by Period
							More
Contractual obligations		Less than	1 - 2	2 - 3	3 – 4	4 - 5	than 5
($ thousands)	Total	1 year	years	years	Years	years	years
Petroleum prospecting and retention licenses (a)	109,900	62,750	37,050	9,900	200	-	-
Secured and unsecured loans	63,266	26,464	15,477	14,837	6,488	-	-
2.75% Convertible notes obligations	76,577	1,925	1,925	1,925	70,802	-	-
Indirect participation interest - PNGDV	1,384	1,384	-	-	-	-	-
Total	251,127	92,523	54,452	26,662	77,490	-	-

(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount we have committed as a condition on renewal of these licenses. We are committed to spend a further $49.9 million as a condition of renewal of our petroleum prospecting licenses through 2014 under our exploration licenses. As at June 30, 2012, management estimates that satisfying this license commitment with the expenditure of $49.9 million would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement. In addition, the terms of grant of PRL#15, requires us to spend a further $60.0 million on the development of the Elk and Antelope fields by the end of 2014.

Off Balance Sheet Arrangements

Neither during the quarter ended, nor as at June 30, 2012, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.

Management Discussion and Analysis INTEROIL CORPORATION 27

Transactions with Related Parties

Petroleum Independent and Exploration Corporation, is owned and controlled by Mr. Mulacek, our Chief Executive Officer. In November of 2011, we elected to exchange the 5,000 shares in S.P. InterOil LDC held by Petroleum Independent and Exploration Corporation for 5,000 shares in InterOil Corporation. The sponsor agreements were terminated with Petroleum Independent and Exploration Corporation on exchange of the share holding interest in S.P. InterOil LDC. During the six months ended June 30, 2012, S.P. InterOil LDC has been renamed South Pacific Refining Limited.

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized (none of which are outstanding). As of June 30, 2012, we had 48,330,549 common shares (50,902,306 common shares on a fully diluted basis) and no preferred shares outstanding. The potential dilutive instruments outstanding as at June 30, 2012 included employee stock options and restricted stock in respect of 1,499,252 common shares, IPI conversion rights to 340,480 common shares and 732,025 common shares relating to the $70.0 million principal amount 2.75% convertible senior notes due November 15, 2015.

Derivative Instruments

Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks can be volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.

Generally, we purchase crude feedstock two months in advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Due to the fluctuation in prices during this period, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts is reduced. Conversely, when we have locked-in the refinery margin and if the difference between our sales price of the refined products and our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin.

The derivative instruments which we generally use are the over-the-counter swaps. The swap transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the International Petroleum Exchange and NYMEX Exchanges. We believe these hedge counterparties to be credit worthy. It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins. Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities. The derivatives swap instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also bench-mark crudes such as Tapis and Dubai. By using these tools, we actively engage in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instruments such as Brent futures on the IPE to hedge our crude costs.

At June 30, 2012, we had a net receivable of $0.6 million (June 30, 2011 – receivable of $4,500) relating to open contracts to sell gasoil crack swaps and buy dated Brent swaps for which hedge accounting has not been applied, and Brent swaps that have been priced out and will be settled in July 2012.

Management Discussion and Analysis INTEROIL CORPORATION 28

RISK FACTORS

Our business operations and financial position are subject to a range of risks. A summary of the key risks that may impact upon the matters addressed in this document have been included under section “Forward Looking Statements” above. Detailed risk factors can be found under the heading “Risk Factors” in our 2011 Annual Information Form available at www.sedar.com.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. During the quarter ended June 30, 2012, there were no changes in the critical accounting estimates disclosed in our annual management discussion and analysis for the year ended December 31, 2011. For a discussion of those accounting policies, please refer to Note 2 of the notes to our audited annual consolidated financial statements for the year ended December 31, 2011, available at www.sedar.com, which summarizes our significant accounting policies.

NEW ACCOUNTING STANDARDS

New accounting standards not yet applicable as at June 30, 2012

The following new standards have been issued but are not yet effective for the financial year beginning January 1, 2012 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2015): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2015 but is available for early adoption. We are yet to assess IFRS 9’s full impact, but do not expect any material changes due to this standard.

-	IFRS 10 'Consolidated Financial Statements' (effective from January 1, 2013): This builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. This new standard might impact the entities that a group consolidates as its subsidiaries. We are yet to assess IFRS 10’s full impact, but do not expect any material changes due to this standard.

-	IFRS 11 'Joint Arrangements' (effective from January 1, 2013): This provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. We will assess the impact of this standard taking into consideration the final outcome of the ongoing sell down process in relation to the Elk and Antelope fields.

-	IFRS 12 'Disclosure of Interests in Other Entities' (effective from January 1, 2013): This is a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. We are yet to assess IFRS 12’s full impact, but do not expect any material changes due to this standard.

-	IFRS 13 ‘Fair Value Measurement’ (effective from January 1, 2013): This aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. We are yet to assess IFRS 13’s full impact, but do not expect any material changes due to this standard.

Management Discussion and Analysis INTEROIL CORPORATION 29

-	IAS 27 ‘Separate Financial Statements’ (effective from January 1, 2013): This includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. We are yet to assess IAS 27’s full impact, but do not expect any material changes due to this standard.

-	IAS 28 ‘Investments in Associates and Joint Ventures’ (effective from January 1, 2013): This now includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. We will assess the impact of this standard taking into consideration the final outcome of the ongoing sell down process in relation to the Elk and Antelope fields.

NON-GAAP MEASURES AND RECONCILIATION

Non-GAAP measures, including gross margin and EBITDA, included in this MD&A are not defined nor have a standardized meaning prescribed by IFRS or our previous GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Gross margin is a non-GAAP measure and is “sales and operating revenues” less “cost of sales and operating expenses”. The following table reconciles sales and operating revenues, a GAAP measure, to Gross margin:

Consolidated – Operating results	Quarter ended June 30,		Six Months ended June 30,
($ thousands)	2012	2011	2012	2011
Midstream – Refining	230,300	258,835	525,828	475,633
Downstream	223,176	191,163	441,775	348,534
Corporate	5,363	3,873	10,104	4,837
Consolidation Entries	(161,931)	(155,337)	(345,481)	(288,019)
Sales and operating revenues	296,908	298,534	632,226	540,985
Midstream – Refining	(267,023)	(243,982)	(544,498)	(434,167)
Downstream	(208,053)	(182,381)	(409,382)	(325,588)
Corporate (1)	(4,639)	(2,753)	(8,530)	(3,407)
Consolidation Entries	164,423	158,855	345,782	289,877
Cost of sales and operating expenses	(315,292)	(270,261)	(616,628)	(473,285)
Midstream – Refining	(36,723)	14,853	(18,670)	41,466
Downstream	15,123	8,782	32,393	22,946
Corporate (1)	724	1,120	1,574	1,430
Consolidation Entries	2,492	3,518	301	1,858
Gross Margin	(18,384)	28,273	15,598	67,700

(1)	Corporate expenses are classified below the gross margin line and mainly relates to ‘Office and admin and other expenses’ and ‘Interest expense’.

Management Discussion and Analysis INTEROIL CORPORATION 30

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by GAAP (i.e. IFRS) and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with IFRS. Further, EBITDA is not a measure of cash flow under IFRS and should not be considered as such.

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended	2012		2011				2010
($ thousands)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	(5,730)	(6,374)	665	(6,169)	593	(10,957)	(41,681)	(11,753)
Midstream – Refining	(42,647)	18,933	2,604	3,461	27,967	26,632	13,780	15,785
Midstream – Liquefaction	676	(1,406)	(4,123)	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)
Downstream	11,102	21,414	6,808	3,570	5,777	8,744	4,709	1,674
Corporate	9,975	9,188	10,134	1,548	13,940	5,223	4,566	(4,510)
Consolidation Entries	(9,871)	(14,214)	(11,280)	(10,263)	(5,270)	(9,200)	(7,004)	(5,229)
Earnings before interest, taxes, depreciation and amortization	(36,495)	27,541	4,808	(11,455)	38,972	18,067	(27,589)	(8,621)
Subtract:
Upstream	(10,517)	(9,408)	(8,712)	(7,806)	(7,142)	(6,352)	(5,481)	(4,600)
Midstream – Refining	(2,011)	(2,771)	(3,285)	(2,494)	(2,211)	(1,675)	(1,509)	(1,693)
Midstream – Liquefaction	(579)	(559)	(445)	(372)	(268)	(223)	(184)	(376)
Downstream	(909)	(1,233)	(1,170)	(1,233)	(1,116)	(826)	(835)	(938)
Corporate	(1,535)	(1,510)	(1,498)	(1,477)	(1,641)	(1,395)	(1,158)	(342)
Consolidation Entries	12,044	12,045	11,500	10,041	8,894	7,572	6,571	6,107
Interest expense	(3,507)	(3,436)	(3,610)	(3,341)	(3,484)	(2,899)	(2,596)	(1,842)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	14,580	(1,948)	19,243	678	(5,677)	(7,298)	(65)	101
Midstream – Liquefaction	-	-	-	-	-	-	36.00	-
Downstream	(2,907)	(5,746)	(595)	(297)	(1,449)	(2,623)	(495)	(322)
Corporate	535	(880)	(493)	(195)	(629)	71	(11)	(529)
Consolidation Entries	-	-	-	-	-	-	(2)	(2)
Income taxes	12,208	(8,574)	18,155	186	(7,755)	(9,850)	(537)	(752)
Upstream	715	(1,462)	(1,355)	(1,105)	(154)	(641)	(683)	(232)
Midstream – Refining	(2,891)	(2,894)	(2,878)	(2,846)	(2,764)	(2,765)	(2,700)	(2,195)
Midstream – Liquefaction	(4)	(4)	(6)	(6)	(6)	(6)	(7)	(6)
Downstream	(1,241)	(1,240)	(1,422)	(894)	(906)	(804)	(737)	(739)
Corporate	(530)	(528)	(527)	(349)	(395)	(435)	(16)	(17)
Consolidation Entries	32	33	32	32	32	32	33	32
Depreciation and amortisation	(3,919)	(6,095)	(6,156)	(5,168)	(4,193)	(4,619)	(4,110)	(3,157)
Upstream	(15,532)	(17,244)	(9,402)	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)
Midstream – Refining	(32,969)	11,320	15,684	(1,201)	17,314	14,894	9,504	11,998
Midstream – Liquefaction	93	(1,969)	(4,574)	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)
Downstream	6,045	13,195	3,621	1,146	2,306	4,491	2,643	(325)
Corporate	8,445	6,270	7,616	(473)	11,275	3,463	3,381	(5,398)
Consolidation Entries	2,205	(2,136)	252	(190)	3,657	(1,596)	(401)	908
Net (loss)/profit per segment	(31,713)	9,436	13,197	(19,778)	23,540	699	(34,832)	(14,372)

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our 2011 Annual Information Form, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents, including our Form 40-F, filed with the U.S. Securities and Exchange Commission at www.sec.gov. Additional information is also available on our website www.interoil.com.

Management Discussion and Analysis INTEROIL CORPORATION 31

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our certifying officers have designed disclosure controls and procedures, as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings (“National Instrument 52-109”), or caused them to be designed under their supervision, to provide reasonable assurance that all material information required to be disclosed to us in our interim filings is processed, summarized and reported within the time periods specified in applicable Canadian securities legislation.

Our certifying officers are responsible for establishing and maintaining internal control over financing reporting (“ICFR”), as such term is defined in National Instrument 52-109. The control framework our officers used to design our ICFR is the framework established by the Committee of Sponsoring Organizations (COSO) entitled – Internals Controls – Integrated Framework.

During the six months ended June 30, 2012, there were no changes in our ICFR that have materially affected, or are reasonably likely to affect, our ICFR.

For further details on our disclosure controls and procedures, please refer to our Management’s Discussion and

Analysis for the year ended December 31, 2011 available at www.sedar.com.

GLOSSARY OF TERMS

“2011 Annual Information Form” means the Annual Information Form for the year ended December 31, 2011.

“AUD” means Australian dollars.

“Barrel, Bbl” (petroleum) Unit volume measurement used for petroleum and its products.

“BNP Paribas” means BNP Paribas Capital (Singapore) Limited.

“Board” means the board of directors of InterOil.

“BSP” means Bank of South Pacific Limited.

“CDU” means crude distillation unit.

“Condensate” A component of natural gas which is a liquid at surface conditions.

“Convertible notes” means the 2.75% convertible senior notes of InterOil due November 15, 2015.

“Crack spread” The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.

“CRU” means catalytic reformer unit.

“Crude oil” A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulfur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

“CSP Joint Venture” or “CSP JV” means the joint venture with Mitsui pursuant to the Joint Venture Operating Agreement (“JVOA”) entered into for the proposed condensate stripping facilities with Mitsui or the joint venture formed to develop and operate the proposed condensate stripping facilities as the context requires.

Management Discussion and Analysis INTEROIL CORPORATION 32

“Condensate Stripping Project” means the proposed condensate stripping facilities, including gathering and condensate pipeline, condensate storage and associated facilities being progressed in joint venture with Mitsui.

“EBITDA” EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is a non-GAAP measure used to analyze operating performance. See “Non-GAAP Measures and Reconciliation”.

“FEED” means front end engineering and design.

“Feedstock” means raw material used in a refinery or other processing plant.

“FID” means final investment decision. Such a decision is ordinarily the point at which a decision is made to proceed with a project and it becomes unconditional. However, in some instances the decision may be qualified by certain conditions, including being subject to necessary approvals by the State.

“FLEX LNG” means FLEX LNG Limited, a British Virgin Islands Company listed on the Oslo Stock Exchange.

“GAAP” means Canadian generally accepted accounting principles.

“Gas” means a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulfur or other non-hydrocarbon compounds.

“ICCC” means Papua New Guinea’s competition authority, the Independent Consumer and Competition Commission.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“IPI Agreement” means the Amended and Restated Indirect Participation Agreement dated February 25, 2005, as amended.

“IPI holders” means investors holding IPWIs in certain exploration wells required to be drilled pursuant to the IPI Agreement.

“IPP” means import parity price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated under agreement with the State by adding the costs that would typically be incurred to import such product to an average posted price for such product in Singapore as reported by Platts. The costs added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

“LIBOR” means daily reference rate based on the interest rates at which banks borrow unsecured funds from banks in the London wholesale money market.

“LNG” means liquefied natural gas. Natural gas may be converted to a liquid state by pressure and severe cooling for transportation purposes, and then returned to a gaseous state to be used as fuel. LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.

“LNGL” means Liquid Niugini Gas Limited, a wholly owned subsidiary of PNG LNG formed in Papua New Guinea to contract with the State and pursue the LNG Project, including construction of the proposed liquefaction facilities.

“LNG Project” means the development by us of liquefaction facilities in the Gulf Province of Papua New Guinea described as our Midstream Liquefaction business segment and being undertaken as a joint venture with Pac LNG and with other potential partners, including the State.

Management Discussion and Analysis INTEROIL CORPORATION 33

“LNG Project Agreement” means the LNG Project Agreement between the State and LNGL dated December 23, 2009.

“Mitsui” refers to Mitsui & Co., Ltd., a company organized under the laws of Japan and/or certain of its wholly-owned subsidiaries (as the context requires).

“Mmbtu” means one million British thermal units. One cubic foot of natural gas produces approximately 1,000 btus, so 1,000 cu.ft. of gas is comparable to 1 mmbtu.

“Mtpa” means million tonnes per annum.

“Naphtha” That portion of the distillate obtained from the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene. It is a feedstock destined either for the petrochemical industry or for gasoline production by reforming or isomerisation within a refinery.

“Natural gas” means a naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum. The principal constituent is methane.

“NRV” means net realizable value.

“OPIC” means Overseas Private Investment Corporation, an agency of the United States Government.

“PacLNG” means Pacific LNG Operations Ltd., a company incorporated in the Bahamas and affiliated with Clarion Finanz A.G. This company is our joint venture partner in the LNG Project (holding equal voting shares in PNG LNG), holds a 2.5% direct interest in the Elk and Antelope fields, is an IPI holder and a majority shareholder in PNGDV.

“PDL” means Petroleum Development License. The right granted by the State to develop a field for commercial production.

“Petromin” means Petromin PNG Holdings Limited, a company incorporated in Papua New Guinea by the State.

“PGK” means the Kina, currency of Papua New Guinea.

“PNGDV” means PNG Drilling Ventures Limited, an entity with which we entered into an indirect participation agreement in May 2003, as amended.

“PNG LNG” means PNG LNG, Inc., a joint venture company established in 2007 to hold the interests of certain joint venturers in the venture to construct the proposed liquefaction facilities. Shareholders are InterOil LNG Holdings Inc., a wholly-owned subsidiary of InterOil, and PacLNG.

“PPL” means Petroleum Prospecting License. The tenement given by the State to explore for oil and gas.

“PRE” means Pacific Rubiales Energy Corp., a company incorporated in Canada.

“PRL” means Petroleum Retention License. The tenement given by the State to allow the license holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.

“State” or “PNG” means the Independent State of Papua New Guinea.

“USD” means United States Dollars.

“Westpac” means Westpac Bank PNG Limited.

Management Discussion and Analysis INTEROIL CORPORATION 34